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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. § 200.83

The entity requesting confidential treatment is:

Lucy Scientific Discovery Inc.

301-1321 Blanshard Street

Victoria, British Columbia V8W 0B6 Canada

Attention: Christopher McElvany, President and Chief Executive Officer

Telephone: (970) 343-2395

December 15, 2022

VIA EDGAR AND OVERNIGHT MAIL

CONFIDENTIAL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Samerento and Jeffery Gabor

Re:	Lucy Scientific Discovery Inc. Registration Statement on Form S-1 File No. 333-262296 Filed on January 21, 2022, March 4, 2022, November 14, 2022, December 5, 2022 and December 15, 2022

Ladies and Gentlemen:

On behalf of our client, Lucy Scientific Discovery Inc. (the “Company”), we submit this supplemental letter (this “Letter”) to assist the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, originally submitted on a confidential basis by the Company to the Commission on September 28, 2021, as revised and filed on January 21, 2022, March 4, 2022, November 14, 2022, December 5, 2022 and December 15, 2022 (the “Registration Statement”).

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to deliver a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission December 14, 2022 Page 2

CONFIDENTIAL TREATMENT REQUESTED BY LUCY SCIENTIFIC DISCOVERY INC.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies and Estimates—Share Based Payments” and “-Common Stock Valuation” (“MD&A”) and appears on pages 81 through 82 of the Registration Statement.

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board”) and reflecting the input from the lead underwriters for its initial public offering (the “IPO”), the Company currently anticipates an approximate price of $[***] per common share (the “Preliminary Price”). On December 1, 2021, the Company implemented a 1-for-18 reverse stock split. For consistency with the Registration Statement, all data in this Letter is reflected on a post-split basis, unless otherwise expressly noted.

The Company’s bona fide preliminary price was included in a pre-effective amendment to the Registration Statement.

Stock Option Grants and Equity Awards Since January 1, 2020

The board of directors (the “Board”) of the Company, with input from management, determined the estimated fair value of the Company’s common shares after considering the market value of the Company’s common shares by reference to the price per share paid by third parties in arm’s length transactions in connection with private placements of the Company’s common shares, as well as other objective and subjective factors described in the Registration Statement. Set forth below in this Letter is a discussion of each valuation and option grant since January 1, 2020, along with a comparison of the estimated fair values of the Company’s common shares to the Preliminary Price.

The following table summarizes the number of shares of the Company’s common shares underlying share options granted, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common shares, to determine stock-based compensation expense for financial reporting purposes since January 1, 2020.

Grant Date	Number of Shares Underlying Option Grants and Equity Awards	Option Exercise Price per Share	Fair Value – Financial Reporting Purposes
December 28, 2020	116,674	$1.68 (CAD$2.16)	(1)
October 1, 2021	166,667	$1.68 (CAD$2.16)	(2)
June 30, 2022	166,668	$1.68 (CAD$2.16)	(3)

(1)	Fair value determined for financial reporting purposes, based on the market value of the Company’s common shares by reference to cash raised through share offerings to arm’s length parties and the Black-Scholes option pricing model. See “Discussion of Most Recent Fair Value Determinations—2020 Option Grants” below.
(2)	Fair value determined for financial reporting purposes, based on the market value of the Company’s common shares by reference to cash raised through share offerings to arm’s length parties and the Black-Scholes option pricing model. See “Discussion of Most Recent Fair Value Determinations—2022 Option Grants” below.
(3)	Fair value determined for financial reporting purposes, based on the market value of the Company’s common shares by reference to cash raised through share offerings to arm’s length parties and the Black-Scholes option pricing model. See “Discussion of Most Recent Fair Value Determinations—2022 Option Grants” below.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission December 14, 2022 Page 3

CONFIDENTIAL TREATMENT REQUESTED BY LUCY SCIENTIFIC DISCOVERY INC.

Historical Fair Value Determination and Methodology

The Company has historically determined the fair value of its common shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors described on page 82 the Registration Statement, along with input from management and the market value of the Company’s common shares issued in private placements to third parties in arms-length transactions, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations. At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common shares. Additionally, the Board determined the fair value of the common shares on the date of grant taking into consideration other pertinent information available at the time of the grant including the market value of the Company’s common shares issued and sold by the Company in connection the private placements of its common shares issued and sold to third parties on an arm’s length basis.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATIONS

2020 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying common shares for option awards granted on December 28, 2020 (collectively, the “2020 Option Grants”) was $1.68 (CAD$2.16) per share.

At the time of the 2020 Option Grants, the Board carefully considered all relevant information available to it, including the private placement of 462,963 common shares of the Company to third parties in an arm’s length transaction at a price per share of $1.68 (CAD$2.16) on November 5, 2020 and concluded that, as of December 28, 2020, the fair value of common shares of the Company was $1.68 (CAD$2.16) per share. The exercise price of $1.68 (CAD$2.16) was selected by the Board to align with the fair value of the Company’s common shares as of December 28, 2020.

At the time of the 2020 Option Grants, the Board determined that there were no material changes in the Company’s business since November 5, 2020.

For financial reporting purposes, the Company utilizes the Black-Scholes option pricing model (the “Black Scholes Model”). The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. A Black Scholes Model was completed on December 28, 2020 and management concluded that, as of December 28, 2020, the fair value of 2020 Option Grants for financial reporting purposes was $1.00 (CAD$1.29) per common share.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission December 14, 2022 Page 4

CONFIDENTIAL TREATMENT REQUESTED BY LUCY SCIENTIFIC DISCOVERY INC.

2022 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying common shares for option awards granted on October 1, 2021 and June 30, 2022 (collectively, the “2022 Option Grants”) was $1.68 (CAD$2.16) per share.

At the time of the 2022 Option Grants, the Board carefully considered all relevant information available to it, including the private placement of 462,963 common shares of the Company to third parties in an arm’s length transaction at a price per share of $1.68 (CAD$2.16) on November 5, 2020, being the most recent cash common share offering, and concluded that, as of October 1, 2022 and June 30, 2022, the fair value of common shares of the Company was $1.68 (CAD$2.16) per share. The exercise price of $1.68 (CAD$2.16) was selected by the Board to align with the fair value of the Company’s common shares as of October 1, 2021 and June 30, 2022.

At the time of the 2022 Option Grants, the Board determined that there were no material changes in the Company’s business since November 5, 2020.

A Black Scholes Model was completed on October 1, 2021 and June 30, 2022 and management concluded that, as of October 1, 2021 and June 30, 2022, the fair value of 2022 Option Grants for financial reporting purposes was $0.64 (CAD$0.83) and $0.66 (CAD$0.85), respectively, per option to purchase one common share.

Preliminary Price

As noted above, the Preliminary Price is approximately $4.00 per common share. The foregoing prices per common share takes into account the reverse stock split that the Company effectuated on December 1, 2021.

The Preliminary Price was derived using a combination of valuation methodologies and consideration of a variety of factors, including: (a) a comparison of public companies at a similar stage of development; (b) an analysis of the current step-ups from the last private rounds of financing and typical valuation ranges seen in recent initial public offerings for preclinical-stage biotechnology companies; (c) developments in the Company’s business; (d) the conversion of the Company’s convertible notes immediately prior to the closing of the IPO; (e) the receipt of proceeds from the IPO resulting in the strengthening of the Company’s balance sheet; (f)  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; (g) the Company’s ability to access the public company debt and equity markets as a result of the IPO; (h) an assumption that there would be a receptive public trading market for an early-stage psychotropics contract manufacturing company focused on becoming a contract research, development, and manufacturing organization for the emerging psychotropics-based medicines industry; and (i) an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company.

The following table summarizes the Company’s anticipated pre-offering equity value (in millions, except per share data).

Pre-Offering Equity Value	$	[***]
Pre-Offering Equity Value Per Share	$	[***]

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission December 14, 2022 Page 5

CONFIDENTIAL TREATMENT REQUESTED BY LUCY SCIENTIFIC DISCOVERY INC.

The Preliminary Price does not take into account the current lack of liquidity for the Company’s common shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board and the underwriters.

Comparison of Preliminary Price and Historical Grant Date Fair Value Per Common Share

For equity awards since January 1, 2020, there are a number of factors that account for the increase in the Preliminary Price over the applicable grant date fair value used for determining stock-based compensation. For purposes of the fair value determinations, the increases were primarily due to the Board’s consideration of the objective and subjective factors described on pages 80 and 81 of the Registration Statement and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of the IPO.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common shares, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. The Preliminary Price necessarily assumes only a single liquidity event, and does not apply a discount to present value for the IPO, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Price was neither reduced by the expected future business values (discounted to present value) from the early merger or delayed exit scenarios nor discounted for a lack of marketability.

Conclusion

In conclusion, the Company respectfully submits that the differences between the Preliminary Price and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (212) 808-2741 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Joseph Walsh, Esq.
Joseph Walsh, Esq.

cc:	Via E-mail Christopher McElvany, Lucy Scientific Discovery Inc. Brian Zasitko CPA, CA, Lucy Scientific Discovery Inc. Andrew Hulsh, Esq., Troutman Pepper Hamilton Sanders LLP

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”